Exhibit 99.1

Cellectis S.A. Reports Results from Annual General Meeting Held on June 26, 2017

NEW YORK--(BUSINESS WIRE)--June 26, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) Shareholders’ General Meeting (Alternext: ALCLS - Nasdaq: CLLS) was held on Monday, June 26, 2017 in Paris, at its head office.

At the meeting, during which more than 73% of voting rights were exercised, all the resolutions for which the management recommended a vote in favor, were adopted.

The resolutions adopted by Cellectis' shareholders included:

  Appointment of two new directors to the board of directors, Mr Rainer Boehm and Mr Hervé Hoppenot;
  Renewal of the term of office of Director of Mr Laurent Arthaud, Mr Pierre Bastid and Mrs Annick Schwebig;
  Approval of the annual financial statements for the financial year ended December 31, 2016;
  Approval of the consolidated financial statements for the financial year ended December 31, 2016.

The full results of the vote can be examined on the company’s website https://www.cellectis.com/en/investors/general-meetings/.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com.

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis S.A.
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com